                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                               (AMENDMENT NO. 1)*

                          ONELINK COMMUNICATIONS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   682676 10 1
                                 (CUSIP Number)


          Wayne William Mills                    William M. Mower, Esq.
       The Colonnade, Suite 290            Maslon Edelman Borman & Brand, LLP
        5500 Wayzata Boulevard                     3300 Norwest Center
    Golden Valley, Minnesota 55416            Minneapolis, Minnesota 55402
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
         Notices and Communications)


                                OCTOBER 17, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------
         * The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D

-----------------------------------                  ---------------------------

Cusip No.  682676 10 1                               Page 2 of 4 pages
-------- -----------------------------------------------------------------------

1        Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         WAYNE WILLIAM MILLS
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group*           (a)     / /
                                                                     (b)     / /
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

3        SEC Use Only

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

4        Source of Funds*

         PF
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

5        Check Box If Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)                                                   / /
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

6        Citizenship or Place of Organization

         USA
-------- -----------------------------------------------------------------------

                      7       Sole Voting Power

                              405,545
     Number of        ------- --------------------------------------------------
                      ------- --------------------------------------------------
      Shares

    beneficially      8       Shared Voting Power

       owned                  0
                      ------- --------------------------------------------------
      by each         ------- --------------------------------------------------


     reporting        9       Sole Dispositive Power

    person with:              405,545
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------


                     10       Shared Dispositive Power

                              0
--------------------- ------- --------------------------------------------------

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          405,545 shares
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        Check Box if the Aggregate amount in Row (11) Excludes Certain
          Shares*                                                            / /
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

13        Percent of Class Represented by Amount in Row (11)

          8.0%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

14        Type of Reporting Person*

          IN
--------- ----------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 ("Amendment No. 1") dated April 14, 1998 to the Statement on Schedule 13D dated October 29, 1997 (as amended, the "Schedule 13D") relates to the Common Stock, $.01 par value per share (the "Common Stock"), of OneLink Communications, Inc., a Minnesota corporation (the Issuer"). The address of the principal executive office of the Issuer is 10340 Viking Drive, Suite 150, Eden Prairie, Minnesota 55344.

         Unless otherwise indicated, each capitalized term used herein but not otherwise defined shall have the meaning assigned to such term in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the purchases identified in response to
Item 5(c) was $382,094. All such purchases were paid for with personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 225,000 shares of the outstanding Common Stock of the Issuer, as well as 80,545 warrants to purchase shares of Common Stock and 50,000 Units, each Unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock. Because such warrants are currently exercisable, the Reporting Person is deemed to own the shares of Common Stock underlying such warrants. Thus, for purposes of this
Schedule 13D, the Reporting Person is deemed to beneficially own 405,545 shares of the Issuer's Common Stock, representing approximately 8.0% of the Common Stock (based upon 4,966,696 shares outstanding).

         (b) The Reporting Person has sole voting and dispositive power with respect to a total of 405,545 shares.

         (c) Listed below are all transactions effected in the Issuer's Common Stock by the Reporting Person, including those transactions covered by the original Schedule 13D filing. Some of the transactions covered by the original
Schedule 13D filing were inadvertently misreported as to amount of securities or date of transaction.


                   Nature of        Number of        Number           Number of    Price per        Total Pur-
  Trade Date      Transaction         Units          of Shares        Warrants     Security         chase Price
---------------------------------------------------------------------------------------------------------------
   9/16/97           Buy              50,000             --            --         $1.00             $ 50,000
   9/16/97           Buy                --               --          80,545         --                 --
   10/16/97          Buy                --             25,000          --          1.52               38,000
   10/17/97          Buy                --             25,000          --          1.52               38,000
   10/22/97          Buy                --            200,000          --          1.25              250,000
   12/19/97          Sell               --             10,000          --          1.37
   1/30/98           Sell               --             10,000                       .74
   2/06/98           Buy                --              7,500          --         .8125                6,094
   3/13/98           Sell               --             12,500          --           .85



         (d)      Not applicable.

         (e)      Not applicable.



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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     April 14, 1998


                                                By   /s/ Wayne William Mills
                                                     -----------------------
                                                     Wayne William Mills




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